UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On Friday, July 23, 2021, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced that it will report its second quarter 2021 results on Thursday, July 29, 2021, and host a conference call and a live audio webcast presentation to discuss the results on that same date at 10:00 a.m. U.S. Eastern Time. CEMEX’s live presentation can be accessed, and dial-in information is available, at www.cemex.com.

CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), an indirect subsidiary of CEMEX, announced that it will also report its second quarter 2021 results on Thursday, July 29, 2021. CLH’s report will be made available at www.cemexlatam.com on the aforementioned date.

CEMEX Holdings Philippines, Inc. (“CHP”) (PSE: CHP), an indirect subsidiary of CEMEX, announced that it will report its second quarter 2021 results on Friday, July 30, 2021, and host a conference call and webcast presentation to discuss the results on that same date at 10:00 a.m. GMT+08 (Thursday, July 29, 2021, 10:00 p.m. U.S. Eastern Time). CHP’s live presentation can be accessed, and dial-in information is available, at www.cemexholdingsphilippines.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	July 23, 2021	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller